UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Best Buy Retirement Savings Plan

Richfield, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 26, 2020

We have served as the auditor of the Plan since 2005.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2019 AND DECEMBER 31, 2018

	2019	2018
ASSETS:
Investments:
Investments at fair value (see Note 3)	$2,054,709,895	$1,591,262,314
Investments at contract value (see Note 4)	204,686,454	182,828,989
Total investments	2,259,396,349	1,774,091,303

Receivables:
Participant loans	2,130,826	3,971,930

NET ASSETS AVAILABLE FOR BENEFITS	$2,261,527,175	$1,778,063,233

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

	2019	2018
ADDITIONS:
Contributions:
Participant	$133,724,841	$120,854,112
Employer	66,210,400	59,643,611
Rollovers	7,967,462	6,394,938
Total contributions	207,902,703	186,892,661

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	423,526,719	(130,654,218)
Interest and dividend income	19,741,516	19,589,196
Investment income (loss), net	443,268,235	(111,065,022)

Total additions	651,170,938	75,827,639

DEDUCTIONS:
Benefits paid to participants	(164,923,956)	(125,090,857)
Administrative expenses	(2,783,040)	(3,372,428)
Total deductions	(167,706,996)	(128,463,285)

INCREASE (DECREASE) IN NET ASSETS	483,463,942	(52,635,646)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,778,063,233	1,830,698,879

End of year	$2,261,527,175	$1,778,063,233

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

1.  Description of the Plan

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. ("Best Buy") and subsidiaries (the “Company”) may participate after reaching the age of 18. No minimum period of service is required.

The Benefits Committee ("Plan administrator") is appointed by a committee of the Board of Directors of the Company and has been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan. Voya Financial serves as the Plan recordkeeper. State Street Bank and Trust serves as the Plan trustee. There were no changes made to the investment options of the Plan other than described within the Investments section, below. The Plan is subject to the provisions of ERISA.

Contributions - Each year, participants may contribute up to 50% of their annual compensation through pre-tax contributions, after-tax Roth contributions or a combination of the two contribution types as defined by the Plan, subject to the Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. After one year of service with the Company, the Company will match 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, as well as allocations of Plan earnings and losses. Participants’ accounts are also charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined in the Plan agreement. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into any of the 19 different investment funds or into the employer stock fund.

Effective June 29, 2018, the Plan replaced the Prudential Jennison Small Company Fund with the Meridian Small Cap Growth Fund. The BlackRock MSCI ACWI EX-US INDEX M was also added on this date as an additional plan investment option and as an allocation to the Custom Target Date Funds. The plan also added the Principal USPA Fund as an investment allocation within the Custom Target Date Funds.

Effective May 31, 2019, the BlackRock Russell 2000 Value Index replaced the Phocas Small Cap Value Fund and assets and elections in the Phocas Small Cap Value Fund were mapped to the new BlackRock Russell 2000 Value Index fund after market close.

Effective May 31, 2019, the ArrowMark Small Cap Growth Fund replaced the Meridian Small Cap Growth Fund and assets and contribution elections in the Meridian Small Cap Growth Fund were mapped to the new ArrowMark Small Cap Growth Fund after market close.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested.

Participant Loans - Employees hired on or after June 1, 2014, may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan. Prior to April 1, 2014, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed. Loans require repayment within five years from the loan date, unless the loan was for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through bi-weekly payroll deductions. At December 31, 2019, participant loans matured through November 2, 2029, with interest rates ranging from 4.25% - 9.25%.

Payment of Benefits - Upon termination of service, a participant has options to withdraw or leave funds within the plan if their balance is over $1,000. Participants may also withdraw some or all of their account balances prior to termination in limited circumstances, subject to Plan terms. The Plan requires that non-active employee participants with a balance of less than $1,000 are to have accounts distributed as soon as administratively practicable following termination. There were no undistributed amounts owed to participants that are no longer active employees of the Company as of December 31, 2019, and December 31, 2018.

Forfeitures - Forfeited non-vested accounts shall be used to make restorations for rehired participants, to reduce Company matching contributions, to reduce Plan expenses for the Plan year in which the participant’s forfeiture event occurred, to reduce Company fixed and discretionary contributions, or to correct errors, omissions and exclusions. There were no forfeited non-vested accounts as of December 31, 2019, and December 31, 2018. No Company matching contributions or Plan expenses were paid with forfeitures in 2019 or 2018.

2.  Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value or net asset value, as disclosed in Note 3, Fair Value Measurements,  except for the investment contract stated at contract value, as disclosed in Note 4, Stable Value Fund.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Participant Loans - Loans from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits  - Benefits are recorded upon distribution. At December 31, 2019, and December 31, 2018, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses - Plan participants were charged $3.75 per month for the period January 1, 2019, through September 30, 2019; $3.25 per month for the period October 1, 2019, through December 31, 2019; and $4.00 per month for the period January 1, 2018, through December 31, 2018. In addition, certain administrative expenses may be paid through forfeited accounts or by the Company.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the Code's limits. There were no excess contributions related to the Plan year ended December 31, 2019, and December 31, 2018.

Recent Accounting Pronouncements - In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update 2018-13, Fair Value Measurement - Disclosure Framework  (Topic 820). The updated guidance improves the disclosure requirements for fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan is assessing the impact on its disclosures of adopting the updated standard.

Subsequent Events - Plan management has evaluated the effects of events that have occurred subsequent to December 31, 2019, through June 26, 2020, the date the financials were available to be issued. Other than disclosed below, no such events were identified.

In March 2020, the World Health Organization declared the outbreak of novel coronavirus disease ("COVID-19") as a pandemic. As a result of COVID-19, the current fair value of the Plan’s investments may be materially different from the amounts presented on the statement of net assets available for benefits as of December 31, 2019. Effective June 1, 2020, the Company match was suspended to maximize liquidity in light of the uncertainty surrounding the impact of COVID-19.

On March 27, 2020, in response to the COVID-19 pandemic, the U.S. Congress enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which among other things, includes provisions that impact retirement plan rules for 2020. These provisions include allowing qualified individuals who are impacted by the virus to withdraw up to $100,000 from their retirement accounts without penalty regardless of their age, as well as increasing participant loan limits from $50,000 to $100,000, while also increasing the eligible amount available to be borrowed from 50% to 100% of the participant’s vested account balance. Plan management has elected to provide these CARES Act provisions in the Plan.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, we use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 - Unadjusted quoted prices that are available in active markets for identical assets or liabilities at the measurement date.

Level 2 - Significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in non-active markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 - Significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

Financial assets accounted for at fair value were as follows:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,707,284	$-	$-	$6,707,284
Best Buy Co., Inc. stock fund	123,675,772	-	-	123,675,772
Registered investment companies	273,889,330	-	-	273,889,330
Pooled funds(1)	-	-	-	1,634,570,463
Stable value fund	15,867,046	-	-	15,867,046
Total	$420,139,432	$-	$-	$2,054,709,895

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$833,357	$-	$-	$833,357
Best Buy Co., Inc. stock fund	82,278,760	-	-	82,278,760
Registered investment companies	300,093,305	-	-	300,093,305
Pooled funds(1)	-	-	-	1,208,056,892
Total	$383,205,422	$-	$-	$1,591,262,314

(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented as Investments in the Statements of Net Assets Available for Benefits. There were no unfunded commitments for the periods presented.

For the years ended December 31, 2019, and December 31, 2018, there were no significant transfers in or out of Levels 1, 2 or 3.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - Classified as Level 1 as investments are comprised of money market funds with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Best Buy Co., Inc. stock fund - This is a unitized stock fund consisting primarily of Best Buy common stock and cash for daily liquidity purposes. It is classified as Level 1, as the total fair value of the fund is equal to the quoted market value of total common stock plus the carrying amount of cash, which approximates fair value. The cash balance included within this fund was $912,781 and $1,480,331 as of December 31, 2019, and December 31, 2018, respectively.

Registered investment companies - Classified as Level 1 as shares of mutual funds are traded and valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end.

Pooled funds - Not classified in the fair value hierarchy as they are valued using the net asset value as a practical expedient, based on the value of the underlying assets owned by the fund less its liabilities, and this difference is then divided by the number of units outstanding. The unit price of the investments is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs.

Stable value fund  - Represents the portion of the Galliard Stable Value fund invested in highly liquid assets used for daily liquidity needs and is classified as Level 1 as it is traded and valued at quoted market prices.  See Note 4, Stable Value Fund, for additional information.

4.  Stable Value Fund

The Plan holds investments in the Galliard Stable Value Fund (the “Fund”). The Fund is exclusively managed for the Plan and all underlying investments are held directly by the Plan. The Fund primarily invests in security-backed (synthetic) investment contracts that meet the fully benefit‐responsive investment contract (“FBRIC”) criteria and, therefore, are reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals. The Fund also invests in Wells Fargo/BlackRock Short-term Investment Fund S, which invests in highly liquid assets used for daily liquidity needs, and therefore is reported at fair value. See Note 3, Fair Value Measurements, for additional information.

Synthetic investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio is owned directly by the Plan. The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

If the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•	material amendments to the Plan’s structure or administration;
•	complete or partial termination of the Plan, including a merger with another plan;
•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•

the redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;
•	changes to competing investment options; and
•	the delivery of any communication to plan participants designed to influence a participant not to invest in the stable value option.

At this time, the occurrence of any such market value adjustment event is not probable.

5. Exempt Party-in-Interest Transactions

Best Buy Co., Inc. Stock Fund  - During the years ended December 31, 2019, and December 31, 2018, the Best Buy Co., Inc. stock fund had the following transactions related to the common stock of Best Buy:

	2019	2018
Number of common shares purchased	115,800	144,900
Cost of common shares purchased	$6,894,303	$10,100,559
Number of common shares sold	251,163	224,215
Market value of common shares sold	$17,752,754	$16,392,766
Cost of common shares sold	$8,169,556	$6,379,813

Investment Management - State Street Bank and Trust is the trustee of the Plan and manages the SSGA Government Money Market Fund. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Aon Investment Consulting managed the glide path for the LifeCycle Funds, which are primarily comprised of the underlying funds of the Plan, and determine and adjust the allocation of the LifeCycle Funds on an annual basis as approved by the Benefits Committee.

Participant Loans  - The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants will remain 100% vested in the Company’s contributions.

7. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2016.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of changes in net assets available for Plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2019, and December 31, 2018:

	2019	2018
Increase (decrease) in net assets per financial statements	$483,463,942	$(52,635,646)
Changes in deemed loan activity	-	1,858,019
Net income (loss) per Form 5500	$483,463,942	$(50,777,627)

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 55-0805038)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

Description of Investment		Current Value

	CASH AND CASH EQUIVALENTS:
*	SSGA Government Money Market Fund	$6,707,284

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	123,675,772

	REGISTERED INVESTMENT COMPANIES:
	MFS International Equity Fund	130,132,673
	PIMCO Total Return Fund	143,756,657
	Total registered investment companies	273,889,330

	POOLED FUNDS:
	BlackRock Equity Index Fund	549,812,221
	BlackRock Extended Equity Index Fund	157,094,520
	BlackRock MSCI ACWI EX US Index	148,119,104
	Arrowmark Small Cap Growth Fund	64,483,083
	Blackrock Russell 2000 Value Index Fund	59,719,732
*	LifeCycle Retirement Growth	20,630,267
*	LifeCycle 2015	7,444,984
*	LifeCycle 2020	21,445,872
*	LifeCycle 2025	38,994,598
*	LifeCycle 2030	53,548,318
*	LifeCycle 2035	71,099,210
*	LifeCycle 2040	81,687,586
*	LifeCycle 2045	102,638,414
*	LifeCycle 2050	152,693,713
*	LifeCycle 2055	68,907,267
*	LifeCycle 2060	36,251,574
	Total pooled funds	1,634,570,463

	STABLE VALUE FUND:
	Security-Backed (Synthetic) Investment Contracts:
	Wells Fargo Fixed Income Fund A (Galliard)	38,620,106
	Wells Fargo Fixed Income Fund F (Galliard)	83,944,344
	Wells Fargo Fixed Income Fund L (Galliard)	85,935,101
	Wrapper contracts	(3,813,097)
	Total security-backed (synthetic) investment contracts:	204,686,454
	Collective Investment Trust:
	Wells Fargo/BlackRock Short Term Investment Fund S	15,867,046
	Total stable value fund	220,553,500

*	PARTICIPANT LOANS, 4.25%–9.25% interest rate range and maturity dates through November 2, 2029	2,130,826

	TOTAL INVESTMENTS	$2,261,527,175

* Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 26, 2020	By:	/s/ CHARLES MONTREUIL
Charles Montreuil
Senior Vice President, HR Rewards

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm